UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 23, 2023

EDOC Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39689	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7612 Main Street Fishers

Suite 200

Victor, NY 14564

 (Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (585) 678-1198

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $.0001 par value per share	ADOC	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one Class A Ordinary Share	ADOCR	The Nasdaq Stock Market LLC
Warrants, each exercisable for one-half of one Class A Ordinary Share, each whole Warrant exercisable for $11.50 per share	ADOCW	The Nasdaq Stock Market LLC

Item 1.01. Entry into a Material Definitive Agreement.

Capitalized terms used in this section but not otherwise defined herein have the same definitions given to such terms in the Transaction Documents.

On August 23, 2023, Australian Oilseeds Holdings Limited, an exempted company incorporated in the Cayman Islands (“Pubco”) executed a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Australian Oilseeds Investments Pty Ltd., an Australian proprietary company (“AOI”), EDOC Acquisition Corp. (“EDOC”) and Arena Investors, LP, a Delaware limited partnership (the “Purchaser”). Pursuant to the terms and conditions of the Securities Purchase Agreement, the Purchaser agreed to purchase redeemable debentures (the “Debentures”) and warrants (the “Warrants”, and together with the Securities Purchase Agreement and the Debentures, the “Transaction Documents”) of Pubco for the aggregate subscription amount of up to $7,000,000, at and after the closing (the “Closing”) of the business combination between EDOC, AOI and Pubco (the “Business Combination”), which was previously announced by EDOC on December 5, 2022. The Securities Purchase Agreement contemplates funding of the investment (the “Investment” or the “PIPE”) across three tranches:

(i)	the first closing amount of $2,000,000 will be invested upon the Closing of the Business Combination, which will be the first closing date of the Investment (the “First Closing Date”), in exchange for a Debenture to be issued by Pubco for the principal amount of $2,222,222, reflecting that such Debenture is to be issued with a 10% original issue discount to the face amount thereof;

(ii)	the second closing amount of $2,500,000 will be invested on the 60th trading day following the First Registration Statement Effectiveness Date filed by Pubco after the Closing of the Business Combination, which will be the second closing date of the Investment (the “Second Closing Date”), in exchange for a Debenture to be issued by Pubco for the principal amount of $2,777,777, reflecting that such Debenture is to be issued with a 10% original issue discount to the face amount thereof provided that all conditions to the Purchaser’s obligation set forth in Section 3.2(a) of the Securities Purchase Agreement and Pubco’s obligation set forth in Section 3.2(b) have been satisfied or waived on or prior to the Second Closing Date and the respective obligations to consummate the Second Closing shall be contingent on the satisfaction of the following additional conditions, unless the parties mutually agree to waive any such condition: (1) the 30-Day VWAP of Pubco’s ordinary shares (the “Pubco Ordinary Shares”) as of the last trading day immediately preceding the 60th calendar day following the First Registration Statement Effectiveness Date is greater than $3.00 per share, and (2) the median daily turnover of the Pubco Ordinary Shares on Pubco’s principal trading market for the thirty (30) consecutive trading day period ended as of the last trading day immediately preceding the 60th calendar day following the First Registration Statement Effectiveness Date is greater than $200,000; and

(iii)	the third closing amount of $2,500,000 will be invested on the 60th trading day following the Second Registration Statement Effectiveness Date filed by Pubco, which will be the third closing date of the Investment (the “Third Closing Date”), in exchange for a Debenture to be issued by Pubco for the principal amount of $2,777,777, reflecting that such Debenture is to be issued with a 10% original issue discount to the face amount thereof provided that all conditions to the PIPE Investor’s obligation set forth in Section 3.3(a) of the Securities Purchase Agreement and Pubco’s obligation set forth in Section 3.3(b) have been satisfied or waived on or prior to the Third Closing Date and the respective obligations to consummate the Third Closing shall be contingent on the satisfaction of the following additional conditions, unless the Parties mutually agree to waive any such condition: (1) the 30-Day VWAP of the Pubco Ordinary Shares as of the last trading day immediately preceding the 60th calendar day following the Second Registration Statement Effectiveness Date is greater than $3.00 per share, and (2) the median daily turnover of the Pubco Ordinary Shares on Pubco’s principal trading market for the thirty (30) consecutive trading day period ended as of the last trading day immediately preceding the 60th calendar day following the Second Registration Statement Effectiveness Date is greater than $200,000.

Each Debenture will mature on the date that is eighteen (18) months (the “Maturity Date”) from the First Closing Date and is convertible at any time at the holder’s option at a conversion price of 92.5% of the average of the three (3) lowest daily VWAP of the Pubco Ordinary Shares for the ten (10) consecutive Trading Day period ending on such Conversion Date, subject to adjustment and certain floor prices for each tranche of Debenture (the “Conversion Price”).

As additional consideration for purchase of the Debentures, Pubco will issue to the Purchaser, simultaneously with the issuance of each Debenture on the applicable closing date, a warrant to purchase Pubco Ordinary Shares (such shares, the “Warrant Shares”), whereby each Warrant shall provide the Purchaser the right to purchase the number of Warrant Shares equal to 25% of the total principal amount of the related Debenture purchased by the Purchaser on the applicable closing date at an initial exercise price of the Conversion Price, subject to adjustment upon the occurrence of certain events as set forth in such Warrant. The Warrants are exercisable for a period of five years and will be subject to cashless exercise if the appliable registration statements are not declared effective within 6 months of Pubco’s initial drawdown.

Interest shall accrue on the outstanding principal amount of the Debentures from and including the original issue date at the rate of zero percent (0%) per annum, or upon the occurrence and during the continuance of an event of default, two percent (2.00%). In addition, if at any time after the Maturity Date any portion of the Debentures remains outstanding, the Purchaser may elect to convert all or any portion of the amount outstanding under the Debentures into Pubco Ordinary Shares at the Conversion Price.

The Debentures will be secured by (i) a first priority lien on all tangible and intangible assets owned or acquired by Pubco, (ii) a guarantee by Pubco, and (iii) a guarantee by each of Pubco’s direct and indirect subsidiaries and will be subordinate to Pubco’s $14 million note provided by the Commonwealth Bank of Australia.

The Debentures contain customary events of default, including, but not limited to:

●	any default in the payment of (A) the principal amount of any Debenture or (B) interest, liquidated damages, any floor price spread amount, and/or any other amounts owing to a holder on any debenture, as and when the same shall become due and payable (whether on a conversion date, share delivery date, optional redemption date, or the maturity date or by acceleration or otherwise, as applicable) which default, solely in the case of an interest payment or other payment default under clause (b) above, is not cured within 3 trading days;

●	Pubco or any of its subsidiaries shall fail to observe or perform any other covenant or agreement contained in the Debenture (other than a breach by Pubco of its obligations to deliver Pubco Ordinary Shares to the holder upon conversion, which breach is cured) or in any other transaction document, which failure is not cured, if possible to cure, within the earlier to occur of (a) 5 trading days after notice of such failure sent by the holder or by any other holder to Pubco and (b) 10 trading days after Pubco has become or should have become aware of such failure;

●	any representation or warranty made by or on behalf of Pubco, any of its subsidiaries or any of their respective officers in the Debenture, any other transaction document, or any written statement, report, financial statement or certificate pursuant hereto or thereto shall be untrue or incorrect in any material respect as of the date when made or deemed made;

●	Pubco or any subsidiary shall default on any of its obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement that (a) involves an obligation greater than $250,000 whether such indebtedness now exists or shall hereafter be created, and (b) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

●	Pubco or any subsidiary shall default on any of its obligations under any other material agreement, lease, document or instrument to which it or any subsidiary is obligated and not cured, if possible to cure, within the earlier of (A) 5 trading days after notice of such default sent by the holder or by any other holder to the company and (b) 10 trading days after Pubco becomes or should have become aware of such default;

●	the Pubco Ordinary Shares shall not be eligible for listing or quotation for trading on a Trading Market (as defined in the Debenture) and shall not be eligible to resume listing or quotation for trading thereon within 5 trading days;

●	Pubco (and all of its subsidiaries, taken as a whole) shall be a party to any change of control transaction or fundamental transaction;

●	Pubco or any of its subsidiaries shall sell dispose, assign, exchange, gift, lease, pledge, hypothecate or otherwise transfer, directly or indirectly, in one transaction or a series of transactions, outside of the ordinary course of business, without the prior written consent of the holder;

●	The initial registration statement shall not have been declared effective on or prior to the 120th calendar day after the First Closing Date or Pubco does not meet the current public information requirements under Rule 144 in respect of the registrable securities;

●	if, either (a) the effectiveness of the registration statement lapses for any reason or (b) the holder shall not be permitted to resell registrable securities under the registration statement for a period of more than 20 consecutive trading days or 30 non-consecutive trading days during any 12 month period; provided, however, that if Pubco is negotiating a merger, consolidation, acquisition or sale of all or substantially all of its assets or a similar transaction and, in the written opinion of counsel to Pubco, the registration statement would be required to be amended to include information concerning such pending transaction(s) or the parties thereto which information is not available or may not be publicly disclosed at the time, Pubco shall be permitted an additional 10 consecutive trading days during any 12-month period;

●	Pubco shall fail for any reason to deliver conversion shares to a holder prior to the fifth trading day after a conversion date or Pubco shall provide at any time notice to the holder of its intention to not honor requests for conversions of any Debentures in accordance with the terms hereof;

●	the electronic transfer by Pubco of Pubco Ordinary Shares through the Depository Trust Company or another established clearing corporation is no longer available or is subject to a “chill”;

●	any monetary judgment, writ or similar final process shall be entered or filed against Pubco or any subsidiary or any of their respective property or other assets for more than $250,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 45 calendar days;

●	Pubco or any significant subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) shall be subject to a Bankruptcy Event;

●	Pubco or any subsidiary shall attempt to liquidate or dissolve itself without the prior written consent of the Holder; or

●	any transaction document or any interest of the holder thereunder shall, for any reason, be terminated, invalidated, void or unenforceable.

Upon the occurrence of an event of default, all obligations under the Debentures shall become immediately due and payable within five days.

The Debentures have a prepayment provision if Pubco or any of its subsidiaries receives cash proceeds from the issuance of equity or indebtedness (other than the issuance of other Debentures), in one or more public or private financing transactions (including, without limitation, pursuant to the ELOC, as such term is defined herein), whereby the holder will have the right in its sole discretion to require that Pubco immediately apply up to twenty percent (20%) of the gross cash proceeds received from the applicable financing transaction to Pubco’s then outstanding obligations under the Debentures.

Additionally, at any time that an event of default has not occurred that is continuing, Pubco may elect to redeem all or any portion of the then outstanding principal amount of the Debentures for cash in an amount equal to the sum of (1) 125% of the portion of the outstanding principal amount of the Debentures elected to be redeemed plus 100% of accrued but unpaid interest thereon and (2) all liquidated damages and other amounts then due in respect of the Debentures on the 30th calendar day following notice of such redemption.

In connection with the Securities Purchase Agreement, at the Closing of the Business Combination, Pubco will also enter into a registration rights agreement (the “RRA”) with the Purchaser covering the resale of the Underlying Shares by the holder.

Additionally, upon the Closing of the Business Combination, Pubco intends to enter into a $50,000,000 Equity Line of Credit arrangement (“ELOC”) with an affiliate of the Purchaser (the “ELOC Investor”). The ELOC will have a 36-month term, terminable by Pubco at any time. The purchase limit (the “Purchase Limit”) will vary depending on whether the ELOC purchase notice (the “Purchase Notice”) is received prior to the purchase notice date (the “Purchase Notice Date”).

If the Purchase Notice is received prior to 8:30 am ET on the Purchase Notice Date, the Purchase Limit will be the lesser of (i) 40% of the average daily trading volume over the ten trading days before the Purchase Notice Date, or (ii) $20,000. If the Purchase Notice is received prior to 8:30 am ET on the Purchase Notice Date, the Purchase Limit will be the lesser of (i) 30% of the average daily trading volume over the ten trading days before the Purchase Notice Date, or (iii) $15,000,000. The purchase price will be equal to 97% of the daily VWAP for the one trading day prior to the Purchase Notice Date.

Under the terms of the ELOC, the ELOC Investor may not own more than 19.99% of our issued and outstanding shares at any one time. The net proceeds under the ELOC to Pubco will depend on the frequency and prices at which Pubco sells Pubco Ordinary Shares to the ELOC Investor.

The foregoing description of the Transaction Documents does not purport to be complete and is qualified in its entirety by the terms and conditions of the Transaction Documents, copies of which are attached hereto as Exhibits 4.1, 10.1 and 10.2, and are incorporated herein by reference.

I-Bankers Securities, Inc. served as placement agent on the PIPE.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 8.01 Other Events.

On August 24, 2023, EDOC issued a press release announcing the Investment. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
4.1	Form of Pubco Warrant
10.1*	Securities Purchase Agreement, dated as of August 23, 2023, by and among Australian Oilseeds Holdings Limited, Australian Oilseeds Investments Pty Ltd., EDOC Acquisition Corp. and Arena Investors, LP
10.2	Form of Pubco Secured Convertible Debenture
99.1	Press Release, dated August 24, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* The exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally to the SEC a copy of all omitted exhibits and schedules upon its request.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity and market share; (2) references with respect to the anticipated benefits of the proposed Business Combination and the PIPE and the projected future financial performance of Pubco’s operating companies following the proposed Business Combination and PIPE; (3) changes in the market for Pubco’s products and services and expansion plans and opportunities; (4) Pubco’s unit economics; (5) the sources and uses of cash of the proposed Business Combination and the PIPE; (6) the anticipated capitalization and enterprise value of Pubco’s following the consummation of the proposed Business Combination and PIPE; (7) the projected technological developments of Pubco and its competitors; (8) anticipated short- and long-term customer benefits; (9) current and future potential commercial and customer relationships; (10) the ability to manufacture efficiently at scale; (11) anticipated investments in research and development and the effect of these investments and timing related to commercial product launches; and (12) expectations related to the terms and timing of the proposed Business Combination and the PIPE. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Pubco’s and EDOC’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Pubco, AOI and EDOC. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or the PIPE; the risk that the Business Combination or the PIPE disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination or the PIPE; the ability to obtain or maintain the listing of Pubco’s securities on The Nasdaq Capital Market, following the Business Combination, including having the requisite number of shareholders; costs related to the Business Combination and the PIPE; changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of certain projected financial information; AOI’s ability to successfully and timely develop, manufacture, sell and expand its technology and products, including implement its growth strategy; AOI’s ability to adequately manage any supply chain risks, including the purchase of a sufficient supply of critical components incorporated into its product offerings; risks relating to AOI’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between AOI and its employees; AOI’s ability to successfully collaborate with business partners; demand for AOI’s current and future offerings; risks that orders that have been placed for AOI’s products are cancelled or modified; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that AOI is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to AOI’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the uncertain effects of the COVID-19 pandemic and certain geopolitical developments; the inability of the parties to successfully or timely consummate the proposed Business Combination or the PIPE, including the risk that any required shareholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or the PIPE; the outcome of any legal proceedings that may be instituted against AOI, EDOC or Pubco or other following announcement of the proposed Business Combination, the PIPE and transactions contemplated thereby; the ability of AOI to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices; technological improvements by AOI’s peers and competitors; and those risk factors discussed in documents of Pubco and EDOC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that Pubco, EDOC or AOI presently know or that Pubco, EDOC or AOI currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect EDOC’s, Pubco’s and AOI’s expectations, plans or forecasts of future events and views as of the date of this press release. EDOC, Pubco and AOI anticipate that subsequent events and developments will cause EDOC’s, Pubco’s and AOI’s assessments to change. However, while EDOC, Pubco and AOI may elect to update these forward-looking statements at some point in the future, EDOC, Pubco and AOI specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by EDOC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

Pubco intends to file with the SEC, a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of EDOC and a prospectus in connection with the proposed Business Combination involving EDOC, AOI, Pubco, American Physicians LLC, AOI Merger Sub, and Gary Seaton, pursuant to the Business Combination Agreement, dated December 5, 2022, as amended. The definitive proxy statement and other relevant documents will be mailed to shareholders of EDOC as of a record date to be established for voting on EDOC’s proposed Business Combination with AOI. SHAREHOLDERS OF EDOC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH EDOC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT EDOC, AOI, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Edoc Acquisition Corp., 7612 Main Street Fishers, Suite 200, Victor, NY 14564, Attention: Kevin Chen.

Participants in the Business Combination

Pubco, EDOC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EDOC in connection with the Business Combination. Information regarding the officers and directors of EDOC is set forth in EDOC’s annual report on Form 10-K, which was filed with the SEC on January 24 , 2023. Additional information regarding the interests of such potential participants will also be included in the Registration Statement on Form F-4 (and will be included in the definitive proxy statement/prospectus for the Business Combination) and other relevant documents filed with the SEC.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EDOC Acquisition Corp.

Date: August 24, 2023	By:	/s/ Kevin Chen
		Name:	Kevin Chen
		Title:	Chief Executive Officer